Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

February 12, 2007

Ms. Barbara Jacobs, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Domtar Corporation (the “Company”) Amendment 1 to the Registration Statement on Forms S-1 and S-4 (the “Registration Statement”) Filed February 12, 2007 File No. 333-140411

Dear Ms. Jacobs:

Concurrently with this letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement for filing under the Securities Act of 1933 (the “Securities Act”).

Amendment No. 2 to the Registration Statement is marked to show changes made to Amendment No. 1 to the Registration Statement as filed earlier today. The only revisions to the amendment were made to include an unredacted copy of the Internal Revenue Service private letter ruling in Exhibit 8.2 to the Registration Statement.

The Company is sending you hard copies of Amendment No. 2 to the Registration Statement by messenger.

The Company wishes to be able to have the Registration Statement declared effective as soon as possible in order to be able to complete the distribution of the Company’s shares to Weyerhaeuser shareholders and to close the combination with Domtar Inc. by March 5, 2007. In order to meet this timetable, the Company has separately submitted a request for acceleration of effectiveness. The Company appreciates the Staff’s assistance in helping it meet its timetable.

Please call our attorneys at Cravath, Swaine & Moore LLP — specifically Richard Hall at (212) 474-1293 or Alan C. Stephenson at (212) 474-1400 — if you have any questions regarding this submission.

Very truly yours,

/s/ Marvin D. Cooper
Marvin D. Cooper President

cc:

Brian Breheny, Esq.

Pamela Carmody, Esq.

Ade Heyliger, Esq.

Stephen Krikorian

Maryse Mills-Apenteng, Esq.

Jason Niethamer

Mark P. Shuman, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Richard Hall, Esq.

Alan C. Stephenson, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019